United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Mondelez International

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Mondelez International

RE: The case to vote FOR Item 5 on the 2024 Proxy Ballot (“Shareholder Proposal Requesting an Audit Committee Subcommittee Study on Company Affiliations”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 5 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow the end of the report.

National Legal and Policy Center (“NLPC”) urges fellow shareholders to vote FOR Item 5 (the “Proposal”) on the 2024 proxy ballot of Mondelez International (“Mondelez” or the “Company”). The Resolved clause states:

Shareholders request the Audit Committee of the Board of Directors create a study subcommittee to examine the risks and consequences of the Company’s associations with external organizations, to determine whether they threaten the growth and sustainability of the Company. Ideally, the Committee would issue a public report on the committee’s findings by March 31, 2025, and publish it on the Company website.

Introduction

As the Proposal states, viewpoint disagreements have intensified in recent years, and businesses are caught in the middle. While shareholders should expect a degree of issue engagement over matters that affect a firm’s operations and viability – like taxation and regulation – many companies also get involved in matters that are immaterial, or even detrimental, to their businesses, often causing damage to their brands.

Too often companies have joined forces, or proclaimed support, for initiatives, issues and organizations that represent one-sided – and oftentimes counterfactual – perspectives. Under pressure from ideological activists, but also sometimes quite willfully, corporations unwisely weigh in on hotly debated political topics and/or breaking news events before all the evidence is fully revealed and completely understood. They either get caught up in, or intentionally stir up, a “rush to judgment.”

Troubling examples

Following are just a few examples of either longstanding issues that have divided the public; news events that suddenly arose with accompanying rushes to judgment that were later found to be fallacious; or controversial organizations with a significant number of opponents – all of which numerous corporations have unwisely subjected their brands and reputations in support of:

•In 2021 hundreds of companies (including Mondelez) signed an open letter that called for opposition to laws that allegedly “suppress voting rights, including the Georgia Election Integrity Act, which is now a law that ensures improved election accountability.1 Companies said that the bill is “inconsistent with our nonpartisan principles on voting rights.”2 Many leaders called the law “unacceptable” and “a step backwards,” while the President of the United States likened the law to “Jim Crow in the 21st century.”3 The results of the Election Integrity Act were seen in the 2022 elections, with it being the “most successful election in history,” as early voting tripled relative to 2018, and it became “easier for citizens to vote and harder to cheat.”4 5 For example, stuffing of

1 “Hundreds of top execs and companies, including United and Mondelez, push back against voting restrictions in newspaper ad,” Associated Press, April 14, 2021. See https://www.chicagotribune.com/2021/04/14/hundreds-of-top-execs-and-companies-including-united-and-mondelez-push-back-against-voting-restrictions-in-newspaper-ad/.

2 “Salesforce pushes for voting rights, police reform and criminal justice reform; donates $1.5m for voting access,” Salesforce, Inc., May 13, 2021. See https://www.salesforce.com/news/stories/salesforce-pushes-for-voting-rights-police-reform-and-criminal-justice-reform-donates-1-5m-for-voting-access/.

3 Mittelstadt, Natalia. “Iconic brands that slammed Georgia election law have eff on face amid state’s record voter turnout,” Just the News, November 16, 2022. See https://justthenews.com/politics-policy/elections/corporations-bet-against-georgia-election-integrity-law-and-lost-amid.

4 Brown, Spencer. “Coca-Cola gets trolled in Georgia for Lying about election integrity law,” Townhall, December 6, 2022. See https://townhall.com/tipsheet/spencerbrown/2022/12/05/coca-cola-gets-trolled-in-georgia-for-lying-about-election-integrity-law-n2616773.

5 “Myth v. fact: Georgia’s election integrity act,” Senate Republican Policy Committee, June 23, 2022. See https://www.rpc.senate.gov/policy-papers/myth-v-fact-georgias-election-integrity-act.

unattended ballot boxes during early voting periods, and vote-counting in the dead of night after precinct monitors were dismissed, was made illegal.

•

In 2020 Mondelez Chairman and CEO Dirk Van de Put pledged hundreds of thousands of dollars to the Marxist Black Lives Matter Global Network Foundation (BLM), following the violence that plagued American cities after the death of George Floyd.[6] The Company announced its planned donation in a Tweet,[7] which was immediately ratioed.[8] While a large percentage of citizens saw right through the BLM scam, Mr. Van de Put virtue-signaled, joining other American corporate elites to help BLM amass up to $90 million dollars over two years.

And now, as has since been revealed, we know that BLM’s grifters spent much of that money on family and themselves, buying several multi-million-dollar mansions.9 In May 2022 it was revealed that BLM used $32 million of that money to buy stocks.10 Also, BLM in December 2021 called for blacks to avoid white-owned businesses during Christmas shopping season,11 and has long exhibited an anti-semitic streak.12

This all comes despite allegations that BLM has “intimidated the leaders of some of America’s largest corporations into paying fealty to its harmful and deceptive narrative.”13 The calls by BLM to defund the police “directly contributed to the spike (in murders of African Americans during 2020)”14 and led to an “uprising that destroyed many of our cities’ downtowns.”15 16 Meanwhile many U.S. cities – especially

6 Boyd, Jordan. “These ‘Fortune 500’ Companies Donated To The Marxist, Anti-Capitalism Black Lives Matter Foundation,” The Federalist, July 13, 2020. See https://thefederalist.com/2020/07/13/these-fortune-500-companies-donated-to-the-marxist-anti-capitalism-black-lives-matter-foundation/.

7 Ritz crackers on Twitter (now X), June 4, 2020. See https://twitter.com/Ritzcrackers/status/1268720699302125571.

8 “What does it mean to get ‘ratioed?’” See https://later.com/social-media-glossary/ratio/.

9 Flaherty, Peter. “Another Black Lives Matter Mansion; More IRS Violations,” National Legal and Policy Center, April 5, 2022. See https://nlpc.org/featured-news/another-black-lives-matter-mansion-more-irs-violations/.

10 Flaherty, Peter. “Black Lives Matter Bought $32 Million in Stocks,” National Legal and Policy Center, May 17, 2022. See https://nlpc.org/featured-news/black-lives-matter-bought-32-million-in-stocks/.

11 Nerozzi, Timothy. “BLM corporate donors silent on group’s call to boycott ‘white companies’,” FoxBusiness.com, Dec. 2, 2021. See https://www.foxbusiness.com/politics/blm-donors-silent-boycott-white-companies.

12 “Black Lives Matter Has Long History With Anti-Israel Activists,” National Legal and Policy Center, Nov. 6, 2023. See https://nlpc.org/featured-news/black-lives-matter-has-long-history-with-anti-israel-activists/.

13 Colton, Emma. “Companies that loudly supported BLM fall silent when confronted with skyrocketing black murders,” Fox News, April 26, 2022. See https://www.foxnews.com/us/companies-that-loudly-supported-blm-fall-silent-when-confronted-with-skyrocketing-black-murders.

14 Ibid.

15 Ibid.

16 “Shareholder proposal highlights Coca-Cola CEO’s hypocrisy,” National Legal and Policy Center, April 26, 2022. See https://www.nlpc.org/corporate-integrity-project/shareholder-proposal-highlights-coca-cola-ceos-hypocrisy/.

Mondelez’s Chicago home – have not recovered from that BLM-initiated massive crime wave that started in 2020.

•   Mondelez is a member of the World Economic Forum.[17] This ongoing support and partnership with the WEF continues despite claims that the Forum “seems to exist to destroy national economies” and the head of the organization states that they seek to “master the future.”[18] There is much that is troubling about the WEF. For example, WEF openly advocates for transhumanism,[19] abolishing private property,[20] eating bugs,[21] social credit systems,[22] “The Great Reset,”[23] and a host of other Orwellian objectives. WEF also describes itself as an “international organization for public-private cooperation,” and that it was “founded on the stakeholder theory, which asserts that an organization is accountable to all parts of society.” This undermines shareholder primacy and national sovereignty.

•Mondelez has committed itself to a “net zero emissions target” by the year 2050, having signed the Science Based Targets initiative’s (SBTi) Business Ambition for 1.5°C, and also joined the United Nations Race to Zero Campaign.24 Of course, Mondelez does not – nor does any company ever – “show its math” to prove how the calculations embedded in its initiatives meet these arbitrary “net zero by 2050” or 1.5°C goals. Likewise, there are no research reports, observational data, technical findings, or methodological approaches explained to substantiate the Company’s claim to compliance with whatever these targets are. And if shareholders were to ask for a full cost-benefit analysis of whatever the Company is doing (as in, altering what would be their otherwise normal operational practices) to meet these constantly shifting climate “goals,” it would be laughed away by the image-conscious, virtue-signaling management.

Bottom line: SBTi relies on corporate media-driven narratives which portend extreme climate catastrophe, an outcome inconsistent with sound scientific principles and unlikely to happen. SBTi are guided by the Paris Agreement’s goal to limit global warming to 1.5°C above pre-industrial levels. These targets are neither legally binding nor backed by

17 See https://www.weforum.org/organizations/mondelez-global-llc/.

18 Carlson, Tucker. “Tucker Carlson: World Economic Forum exists to ‘destroy national economies,’” Fox News, January 18, 2023. See https://www.foxnews.com/opinion/tucker-carlson-world-economic-forum-exists-destroy-national-economies.

19 See https://www.weforum.org/about/the-fourth-industrial-revolution-by-klaus-schwab.

20 See https://web.archive.org/web/20200919112906/https://twitter.com/wef/status/799632174043561984.

21 See https://www.weforum.org/agenda/2021/07/why-we-need-to-give-insects-the-role-they-deserve-in-our-food-systems/.

22 See https://www.weforum.org/reports/identity-in-a-digital-world-a-new-chapter-in-the-social-contract.

23 See https://www.weforum.org/focus/the-great-reset.

24 “Commitment to a 2050 Net Zero Emissions Target,” Mondelez International, Nov. 1, 2021. See https://www.mondelezinternational.com/news/commitment-to-2050-net-zero-emissions-target/.

scientific evidence, and the catastrophic climate scenarios cited by corporate media organizations as justification for these targets are improbable.

Mondelez has many more potentially harmful associations and alliances. Organizations with which the Company is tethered to one degree or another, which could be called into question, include the Business Roundtable, Council on Foreign Relations, Human Rights Campaign, World Health Organization (WHO), various subagencies of the United Nations (including the anti-Semitic Human Rights Office of the High Commissioner, which is cited in the Proposal), and various climate alarmism-oriented groups.

It is true that it can be said that some of these groups are engaged in “good” works around the world, but does that good outweigh other problematic activities in which they engage? Are their negative aspects even considered by the Company? For example, who was controlling the Mondelez charitable giving’s bank account when Black Lives Matter Global Network Foundation came along with its hand out – Al Sharpton? And is it wise to pledge fealty to “health standards” established by WHO, an organization that got most aspects of the COVID threat wrong, tried to cover up the virus’s Chinese source and hide evidence, and advocated for the abrogation of individual rights during the exaggerated threat?

Cautionary examples

Within the Proposal (limited to 500 words under SEC rules), we cite three examples of corporations whose bottom lines suffered due to inadvisable associations and advocacy:

•

Consumers boycotted Bud Light following a campaign featuring transgender influencer Dylan Mulvaney. The backlash resulted in the brand losing its status as the best-selling beer in the United States.[25] Parent company Anheuser-Busch InBev experienced a 28 percent decline in pre-tax profit during the second quarter of 2023.[26] The situation worsened in Q3.[27]

•	Target Corporation featured “tuck-friendly” swimsuits designed for “transgender” individuals for “Pride month.”[28] A backlash ensued, the company lost $10 billion in market value over ten days, and its stock price fell.[29] Target’s quarterly sales fell for the first time in six years,[30] despite increased consumer spending during the period.[31]

25 https://www.theguardian.com/business/2023/jun/14/bud-light-loses-top-us-beer-spot-after-promotion-with-transgender-influencer

26 https://news.sky.com/story/dylan-mulvaney-bud-light-beer-takes-sales-hit-after-backlash-over-ad-campaign-featuring-transgender-influencer-12932886

27 https://www.cnn.com/2023/10/31/investing/bud-light-anheuser-busch-earnings/index.html

28 https://nypost.com/2023/05/24/targets-reputation-takes-a-hit-after-pride-2023-collection/

29 https://nypost.com/2023/05/28/target-loses-10b-following-boycott-calls-over-lgbtq-friendly-clothing/

30 https://www.cnn.com/2023/08/16/investing/target-stock-earnings/index.html

31 https://www.reuters.com/markets/us/us-consumer-spending-july-surges-weekly-jobless-claims-fall-2023-08-31/

•The Walt Disney Company unnecessarily involved itself in a divisive parental rights issue in Florida, a state critical to the company’s bottom line.32 That decision, and its ongoing placement of mature themes in children’s programming and content, has contributed to several consecutive quarters of poor earnings.33

As the Proposal points out: “Boycotts, silent or boisterous, can arise without warning. Once they gain momentum, the damage can be difficult to contain. InBev, Target and Disney are learning the hard way. Thus, it is critical the Board of Mondelēz International focus on its own vulnerabilities before they become a liability.”

Playing with fire with Oreo

Yet Mondelez conducts itself as if the Bud Light, Target, Disney, or other examples (BlackRock and Google among countless others) haven’t suffered. Instead, it’s “woke” business as usual.

Case in point, the Company has taken its most valuable, iconic brand – Oreo – and linked it with PFLAG (formerly Parents & Friends of Lesbians and Gays).[34] Begun with noble intentions as a support group for families of gay individuals, the group over time developed a more militant activist intent with expansionist strategies. The nonprofit organization takes in several million dollars annually to support its lobbying, recruitment, electoral advocacy, issue advocacy, and gender vocabulary activism.[35]

PFLAG’s political efforts often infringe upon the rights of other parents and their children, without their knowledge. One example is the group’s push to include reading material with mature themes – many of which contain sexually explicit text and images – in places like school libraries, where children can easily access them. PFLAG also lobbies against laws in various states that seek to protect children from indoctrination efforts and so-called “gender affirming” medical treatments before they are mature enough to make such decisions, and also laws that protect kids from “transition care” without their parents’ consent.

PFLAG characterizes its child indoctrination efforts in schools as a prevention against “book banning,” co-sponsoring a “banned books” website as part of a coalition that includes the Marxist-led American Library Association. Titles such as “This Book is Gay,” “Gender Queer,” “All Boys Aren’t Blue,” “Flamer,” and “Lawn Boy” are among the mature materials that PFLAG and its allies believe should be easily accessed by kids. Content including sexual hook-ups,

32 https://www.foxbusiness.com/politics/desantis-pushes-ceo-criticism-disney-fight-right-thing

33 https://www.reuters.com/business/media-telecom/disney-ceo-says-company-will-quiet-noise-culture-wars-analyst-2023-09-20/

34 See https://nlpc.org/oreo-video/.

35 See https://nlpc.org/oreo/. Extensive links to further source material can be found at this page.

incest, rape and other graphic explanations and depictions are embedded in many of the books, as the Heritage Foundation describes, and as many parents have vehemently opposed at school board and local government council meetings across the U.S.

PFLAG’s partnership with Oreo

Oreo aggressively promotes PFLAG and its causes through their formal “partnership.” Mondelez has pledged at least a half-million dollars to PFLAG in the recent past, and urges consumers to “Support PFLAG” through a hyperlink on Oreo’s “Pride” webpage. As part of a fundraiser for the LGBTQ pressure group, Mondelez subsidiary Nabisco created a “Limited Edition package” for “Rainbow Oreo Cookies,” hosting a donation pass-through to PFLAG from Oreo’s corporate website.

It doesn’t stop there. Oreo consistently uses its social media accounts, especially on X (formerly Twitter), to promote PFLAG’s interests.36

Finally and most recently, Oreo co-sponsored PFLAG’s 2023 National Convention in Washington, DC, where the theme was “Learning with Love.” The meeting’s first plenary session was titled, “Let Freedom Read! Read with Love to Support Inclusive Books and Education,” where the American Library Association’s self-described Marxist President, Emily Drabinski, was a featured speaker. The discussion attempted to make the case that “so-called ‘education advocates’ (i.e., parents) have pressed to ban nearly 4,000 books from school and public libraries—the majority of which are by or about LGBTQ+ people, Black people, Indigenous people and people of color….” The panel preview of course made no mention of the sexually explicit nature of many of the alleged “banned books.”37

What is Mondelez thinking??

Oreo is beloved by all ages, with a brand reputation as a fun treat for kids – think dunking in milk, or twisting it open to reveal and eat the crème filling first, or the debates about the right way to eat it. It comes in countless special flavors, shapes and sizes. It lends itself easily to endless recipes and promotions. Videos of “Oreo Roll Roulette” games are a thing on the Internet. Everything about the delicious cookie screams “fun.”

It is hard to imagine that it could ever go out of style or lose popularity – unless those responsible for the brand’s image somehow squander or destroy it.

So should a brand such as Oreo, so identified with children, also be so deeply intertwined with the aggressive promotion of the LGBTQ tactics and agenda of militant groups like PFLAG? What business does a sandwich cookie have being involved in the promotion of explicit

36 See https://nlpc.org/oreo/oreo-pflag-tweets/.

37 See https://nlpc.org/oreo/. Extensive links to further source material can be found at this page.

materials where they are easily accessible to children, without their parents’ knowledge? And with those who would promote transgender ideology to minors outside of their parents’ consent?

Conclusion

In light of the precedents of disastrous consequences to formerly beloved and respected brands such as Bud Light, Disney and Target, Mondelez’s board must examine its associations with external groups – not only controversial ones such as PFLAG, but all its alliances – to determine whether they present a significant risk to the health and profitability of the company.

Brand destruction happened before, and it is still happening. It can happen again, to even the most popular of brands.

The oft-used corporate-speak excuses for such alignments – such as “while we don’t agree on everything, we just want to have a seat at the table” – are no longer acceptable or viable. Such a rationale is weak when the taint of groups who engage in abhorrent conduct, anti-freedom and -sovereignty advocacy, and/or hotly-disputed (if not counterfactual) premises, threaten to harm the Company’s reputation and stability.

Therefore, we urge stockholders to vote FOR Item 5 on Mondelez International’s 2024 Proxy, regarding an Audit Committee subcommittee study on Company affiliations.

Photo credits:

Page 3 – Dirk Van de Put, Fortune Reinvent/Creative Commons

Page 4 – BLM riot in Minneapolis, Chad Davis/Creative Commons

Page 5 – Dylan Mulvaney, YouTube screen grab

Page 6 – Oreo/PFLAG promotion, YouTube screen grab

Page 7 – Classic Oreo commercial, YouTube screen grab

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For questions regarding Mondelez International – Item 5 – “Stockholder Proposal Requesting an Audit Committee Subcommittee Study on Company Affiliations,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.